UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ShangPharma Corporation

(Name of Issuer)

ShangPharma Corporation

ShangPharma Holdings Limited

ShangPharma Parent Limited

ShangPharma Merger Sub Limited

Michael Xin Hui

ChemExplorer Investment Holdings Ltd.

ChemPartner Investment Holdings Limited

Joint Benefit Group Limited

TPG Star Charisma Limited

TPG Biotech II Charisma Limited

TPG Star, L.P.

TPG Biotechnology Partners II, L.P.

Han Ming Tech Investment Limited

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)

81943P1041

(CUSIP Number of Class of Securities)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents 18 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

William Dai, Chief Financial Officer

ShangPharma Corporation

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

Facsimile: (86 21) 5132-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

with copies to:

Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Scott A. Jalowayski Paul W. Boltz, Jr. Facsimile: +852 3664 6588	O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing Attention: David J. Roberts Paul S. Scrivano Facsimile: +86 10 6563 4201

Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Tim Gardner Facsimile: +852 2912 2600	Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Attention: Z. Julie Gao Facsimile: +852 3740 4727

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$62,858,592	$8,574

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (A) the aggregate cash payment for the proposed per share cash payment of $0.50 for 115,801,414 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction, (B) the product of 3,047,742 ordinary shares issuable under all outstanding and unexercised in-the-money options multiplied by $0.0557 per share (which is the difference between $0.50 per share merger consideration and the weighted average exercise price of approximately $0.4443 per share), and (C) the product of 9,576,108 ordinary shares issuable under the outstanding and vested restricted share units that are not yet settled multiplied by $0.50 per share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 3 (the “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) ShangPharma Corporation, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 18 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) ShangPharma Holdings Limited (“Holdings”), an exempted company with limited liability incorporated in the Cayman Islands; (c) ShangPharma Parent Limited (“Parent”), an exempted company with limited liability incorporated in the Cayman Islands; (d) ShangPharma Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (e) Mr. Michael Xin Hui, the chairman of the board of directors and chief executive officer of the Company; (f) ChemExplorer Investment Holdings Ltd., a company incorporated in the British Virgin Islands; (g) ChemPartner Investment Holdings Limited, a company incorporated in the British Virgin Islands; (h) Joint Benefit Group Limited, a company incorporated in the British Virgin Islands; (i) TPG Star Charisma Limited, a company incorporated in Hong Kong; (j) TPG Biotech II Charisma Limited, a company incorporated in Hong Kong; (k) TPG Star, L.P., a Delaware limited partnership; (l) TPG Biotechnology Partners II, L.P., a Delaware limited partnership; and (m) Han Ming Tech Investment Limited, a company incorporated in the British Virgin Islands.

The Transaction Statement relates to the Agreement and Plan of Merger dated December 21, 2012 (the “Merger Agreement”), by and among the Company, Holdings, Parent and Merger Sub, pursuant to which Merger Sub was merged with and into the Company with the Company being the surviving corporation (the “Merger”).

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

ITEM 15.	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On March 20, 2013, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors and the chief financial officer to do all things necessary to give effect to the Merger Agreement.

On March 20, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies. The Cayman Islands Registrar of Companies issued a certificate of merger dated March 25, 2013, pursuant to which the Merger became effective on March 27, 2013. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $0.50 and each ADS was cancelled in exchange for the right to receive $9.00 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) the Shares owned by the Company as treasury shares and ordinary shares owned by ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited as are required to fully settle any and all vested but unsettled restricted share units granted by the Company under certain equity incentive plans, and (iii) the Shares owned by holders of such Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

ITEM 16.	Exhibits

(a)-(1)	Proxy Statement of the Company dated February 25, 2013 (the “Proxy Statement”). *

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 26, 2012.

(a)-(6)	Press Release issued by the Company, dated February 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 25, 2012.

(a)-(7)	Press Release issued by the Company, dated March 20, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 20, 2013.

(a)-(8)	Press Release issued by the Company, dated March 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 28, 2013.

(b)-(1)	Debt Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(2)	TPG Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(3)	Joint Benefit Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(4)	Limited Guaranty, dated December 21, 2012, incorporated herein by reference to Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(5)	Voting Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(6)	Contribution Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(7)	Term and Revolving Facilities Agreement by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, and Standard Chartered Bank (Hong Kong) Limited, dated February 22, 2013.*

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 21, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 21, 2012.*

(c)-(3)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated September 6, 2012.*

(d)-(1)	Agreement and Plan of Merger dated as December 21, 2012, by and among the Company, Holdings, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2013

ShangPharma Corporation

By:	/s/ William Dai
Name:	William Dai
Title:	Chief Financial Officer

ShangPharma Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Parent Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Merger Sub Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

Michael Xin Hui

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui

ChemExplorer Investment Holdings Ltd.

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

ChemPartner Investment Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

Joint Benefit Group Limited

By:	/s/ Wenjuan Xiao
Name:	Wenjuan Xiao
Title:	Director

Han Ming Tech Investment Limited

By:	/s/ Zhongji Zhi
Name:	Zhongji Zhi
Title:	Director

TPG Star Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Biotech II Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Star, L.P.

By:	TPG STAR GenPar, L.P., its general partner
By:	TPG STAR GenPar Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Biotechnology Partners II, L.P.

By:	TPG Biotechnology GenPar II, L.P., its general partner
By:	TPG Biotechnology GenPar II Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated February 25, 2013 (the “Proxy Statement”). *

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 26, 2012.

(a)-(6)	Press Release issued by the Company, dated February 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 25, 2012.

(a)-(7)	Press Release issued by the Company, dated March 20, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 20, 2013.

(a)-(8)	Press Release issued by the Company, dated March 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 28, 2013.

(b)-(1)	Debt Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(2)	TPG Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(3)	Joint Benefit Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(4)	Limited Guaranty, dated December 21, 2012, incorporated herein by reference to Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(5)	Voting Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(6)	Contribution Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(7)	Term and Revolving Facilities Agreement by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, and Standard Chartered Bank (Hong Kong) Limited, dated February 22, 2013.*

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 21, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 21, 2012.*

(c)-(3)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated September 6, 2012.*

(d)-(1)	Agreement and Plan of Merger dated as December 21, 2012, by and among the Company, Holdings, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed